UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 4, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pivotal Software, Inc.

File No. 005-90452 - CF#37528

VMware, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an exhibit to a Schedule 13E-3 filed on November 4, 2019 relating to the acquisition of Pivotal Software, Inc. by VMware, Inc.

Based on representations by VMware, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit (c)(9)   through November 4, 2029

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Secretary